

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Jeffrey E. Kirt
Chief Executive Officer
Greenidge Generation Holdings Inc.
590 Plant Road
Dresden, NY 14441

> **Re: Greenidge Generation Holdings Inc.**
> **Registration Statement on Form S-4**
> **Filed May 4, 2021**
> **File No. 333-255741**

Dear Mr. Kirt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed May 4, 2021

Cover Page

1. Please disclose the percentage of equity and voting control that each of Support's and Greenidge's shareholders will hold after the offering. Disclose that Greenidge will be a "controlled company" and will be exempt from certain Nasdaq corporate governance requirements. Identify the Greenidge shareholder who, with its affiliates, will be the Controlling Stockholder, and disclose the percentage of equity and voting control it will hold following the merger.

Material U.S. Federal Income Tax Consequences of the Merger, page 19

2. You disclose that you intend for the merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. To the extent you believe that

the merger qualifies as a reorganization within Section 368(a) of the Internal Revenue Code, you must obtain a legal opinion supporting such a conclusion. Otherwise, revise your disclosure here and elsewhere to state that it is uncertain whether the merger will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the merger fails to qualify as a 368(a) reorganization. Refer to Item 601(b)(8) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Condensed Combined Statement of Operations, page 27

3.   Please tell us why you have not included a pro forma adjustment to reflect the income tax impact of Greenidge's conversion from an LLC to a Corporation or revise as necessary.

4.   Please revise to include an adjustment to reflect the transaction costs in your income statement. Refer to Article 11-02(a)(6)(i)(B) of Regulation S-X.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 4 - Pro forma adjustments, page 29

5.   Please revise footnote (c) to disclose the method used to determine the adjustment and the period over which the intangible assets are assumed to be amortized. Refer to Article 11-02(a)(8) of Regulation S-X.

6.   Note (g) indicates Greenidge's Series A preferred stock automatically converts to Series B common stock upon effectiveness of a registration statement registering these shares for resale. Further, the pro forma presentation assumes a 1:1 conversion of Greenidge's Series A preferred stock into Series B common stock. Please tell us how you determined this adjustment is appropriate. In this regard, we note the cover page of your registration statement indicates that only Class A shares are being registered. Refer to Article 11-02(a)(6) of Regulation S-X.

7.   Please revise footnote (g) to disclose the number of Class A common shares issued to Support.com's shareholders separately from the shares to be issued to the Investor as a consulting fee for transactions contemplated by the Merger Agreement. Also, clarify whether the value of the Investor Fee shares is included in adjustment (h) and if not, please explain why not.

Background of the Merger, page 66

8.   Please clarify when Support and the Investor began their relationship, which party reached out to the other, and why Support retained the Investor to help consider potential transactions or investments in Support. Discuss what alternatives were considered by Support.

9.   Please include a section that discusses the Investor's role in the merger. Discuss the Investor's transactions with and compensation by each party as well as any other benefits to the Investor in connection with the transactions and consummation of the merger.

> Disclose any relationship or affiliation between the Investor and its affiliates and Support or Greenidge and their affiliates prior to the Investor introducing the parties.

10.   Please address what discussions the parties had over the extent to which Support's business would continue operating and be supported once acquired by Greenidge.

11.   Please discuss how the parties determined a $1.1 billion valuation of Greenidge.

Reasons for the Merger, page 73

12.   Under "Greenidge Projections" on page 89, you disclose that the projections provided in the table were "prepared based on mining economics then in effect and applicable to Greenidge as of March 4, 2021, which mining economics changed subsequent thereto and as such do not represent projections as of the date of this proxy statement/prospectus." Please discuss how the mining economics have changed to date and how these changes have impacted how the Support board considers the conclusions of the fairness opinion from BTIG and the value of the consideration that Support shareholders will receive in the merger.

Opinion of Support's Financial Advisor, page 77

13.   Please disclose where Support and Greenidge fell in the range of values for each analysis.

Certain Prospective Financial Information
Support Projections, page 88

14.   Please disclose any material assumptions underlying the Support projections. For example, explain why the Support projections show a reversal in its trend of declining revenues and gross profit.

Greenidge Projections, page 89

15.   Please disclose any material assumptions underlying the Greenidge projections. For example, disclose the material assumptions about mining economics and Greenidge's power generation facilities.

Corporate History and Structure, page 120

16.   Please disclose how long the Greenidge power plant had been idle and why.

Information about Greenidge, page 120

17.   You highlight Greenidge's lower energy costs for bitcoin mining. Please provide historical, quantified disclosure of your costs to generate power and to mine bitcoin.

Bitcoin Revenues, page 122

18.   Please disclose whether Greenidge has a policy in place regarding when and how it will exchange bitcoin for fiat currency to fund operations or growth and through what exchange. To the extent it has an agreement with a third-party exchange, please disclose the material terms and file the agreement as an exhibit, and provide a discussion of the fees incurred in converting bitcoin to fiat currency. Discuss whether your bitcoin will be held in digital wallets, exchanges or hardware wallet, and the security precautions you will take to keep the mined bitcoin secure.

Bitcoin Mining Operations, page 125

19.   Please disclose the models of the 6,900 ASIC miners you deployed in 2020.

20.   We note that Greenidge has entered into agreements to acquire a substantial number of miners. Please revise to identify the principal suppliers and the material terms of the agreements, including termination provisions and any minimum delivery requirements. In addition, disclose whether the miners you are acquiring will be pre-owned or newly manufactured. Disclose whether the ASIC miners have already been manufactured or if the current supply side constraints might impact the ability of your suppliers to fulfill the agreements.

Future Expansion Plans, page 126

21.   You disclose that you intend to achieve "at least 500 MW of mining capacity by 2025." Please discuss the assumptions underlying this statement, including the number of miners and facilities required to achieve this goal.

Employees, page 129

22.   Please disclose the number of employees involved in operating the plant and the number involved in bitcoin mining operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations for Greenidge
Overview, page 134

23.   You disclose that your behind-the-meter power generation capability provides a stable, cost-effective source of power for bitcoin mining activities. Please revise to provide a discussion of the contract you maintain with your major power vendor or any other material natural gas vendors. Discuss whether your contracts are subject to renegotiation, counterparty risk or other cost volatility that may impact your results of operations. If so, please revise to discuss the factors that would impact your cost of power generation, any uncertainties in sourcing or pricing that may result and the actions you take to mitigate such uncertainties. Refer to Item 303 of Regulation S-K and Section III of SEC Release No. 33-8350.

24. You disclose the number of miners, hash rate, power capacity, mining operations energy consumption and megawatt mining capacity for various periods. Please revise to present these metrics for all periods included in your filing. Tell us whether management uses cost per MWh and cost to mine per bitcoin in managing your business and if so, please disclose such metrics for all periods presented. Also, tell us what metrics management uses to monitor or evaluate your revenue or costs related to power generation. Lastly, please disclose the following:
    - A clear definition of the metrics and how they are calculated;
    - A statement indicating the reasons why the metric provides useful information to investors;
    - A statement indicating how management uses the metric in managing or monitoring the performance of the business; and
    - Any estimates or assumptions underlying the metric or its calculation.
    Refer to Item 303 of Regulation S-K and SEC Release No. 33-10751.

25. Please disclose whether the additional purchase commitments for bitcoin miners entered into during the first quarter of 2021 are firm commitments or cancellable. Also, revise your liquidity section to discuss this known demand on your future liquidity. Refer to Item 303 of Regulation S-K.

Results of Operations, page 135

26. To better illustrate the relationship between price and volume for your power and capacity revenue and related cost of revenue, please disclose the number of megawatts sold, price realized per megawatt sold or the percentage changes in each. Also, expand your discussion of why COVID had an impact on your price realized per megawatt hour. If COVID is expected to continue to impact your power and capacity revenue, please disclose the approximate length of time you expect that impact to continue. Refer to CF Disclosure Guidance: Topic No. 9, Item 303 of Regulation S-K and SEC Release No. 33-8350.

27. Please disclose the number of bitcoin that Greenidge received for its mining activities in 2020. Discuss material trends in the rate of bitcoin mined and the amount of transaction fees received for supporting the bitcoin network and how these factors impacted cryptocurrency mining revenues. Also discuss material trends in the transaction fees paid to pooling operators and the price of electricity and how they impacted the cost of cryptocurrency mining. Discuss whether you expect these trends to continue.

Non-GAAP Financial Measures, page 137

28. We note your adjustment for business development costs. Please provide more information about the nature of the items included in this adjustment and tell us how you concluded that these were not normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Liquidity, page 139

29.   We note that the majority of your revenue is generated through the receipt of non-cash compensation in the form of bitcoin. Please revise to disclose whether your business strategy is to hold any digital assets received for investment purposes or whether your strategy is to convert them into cash after receipt. Please discuss the average period between receipt of the non-cash consideration and the subsequent conversion to cash and discuss any risks to your liquidity caused by volatility in bitcoin pricing.

Critical Accounting Policies and Estimates
Digital Assets, page 141

30.   Your disclosure indicates that when events or circumstance indicate that digital assets may be impaired, they are tested for impairment; however, your risk factor disclosure on page 46 indicates that these assets are reviewed for impairment annually. Please revise to describe the events or circumstances that would trigger an impairment assessment more frequently than annually. Clarify how you consider the daily spot price obtained from a prominent exchange for purposes of recording revenue in your consideration of whether events or circumstances indicate that your digital assets may be impaired. If you do not consider such declines to be an indicator that your digital assets may be impaired, discuss any factors you consider when making that conclusion. Refer to ASC 350-30-18B and 18C.

Security Ownership of Certain Beneficial Owners and Management
Security Ownership of Support, page 159

31.   To provide context regarding why Greenidge appears as a beneficial owner in the beneficial ownership table of Support, indicate in footnote 8 that Greenidge has an irrevocable proxy to vote the shares owned by the director and executive officers of Support and the Investor under the Voting Agreement. Also disclose Greenidge's irrevocable proxy for the shares subject to the Voting Agreement where you discuss the agreement in the forepart of the document.

32.   Disclose the natural persons who have sole or shared dispositive or voting control over the Support shares beneficially owned by the Investor, 210 Capital, LLC.

Description of Securities, page 161

33.   Please summarize the transfers of Class B common stock that trigger automatic conversion and the transfers that are considered "Permitted Transfers."

34.   We note you incorporate by reference the historical and future reports of Support. Please tell us how Support "meets the requirements for use of Form S-3" as set forth in General Instruction C.1 of Form S-4.

Consolidated Financial Statements

Report of Independent Public Accounting Firm, page F-2

35.   Please revise to include a report of the independent registered public accounting firm indicating that their audit was conducted in accordance with standards of the PCAOB rather than only the auditing standards of the PCAOB or explain. Refer to the guidance in paragraph .09 of AS3101.

Consolidated Statements of Operations, page F-4

36.   Your disclosure on page F-15 indicates that you incurred depreciation expense of $1,633 related to blockchain infrastructure for the year ended December 31, 2020, which is included in cryptocurrency mining cost of revenue in the accompanying consolidated statements of operation. Please tell us whether you allocate depreciation related to plant infrastructure and related assets to the cost of cryptocurrency mining revenue. In this regard, it appears you use those assets in the generation of power, some of which you utilize in your bitcoin mining operations. Similarly, please tell us whether cryptocurrency cost of revenue includes any costs to convert natural gas to electricity for the portion of capacity that is used in your bitcoin mining operations.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

37.   We note that you record digital asset transaction fees retained by the mining pool operator as a component of cost of revenue. Please tell us your basis for recording these fees as cost of revenue and not a reduction of the transaction price. Provide the specific guidance in ASC 606 your relied upon and include a detailed analysis of how you applied such guidance. In your response, tell us the amount of such fees included in cost of revenue for each period presented.

Note 3. Property and Equipment, page F-15

38.   Please provide us with a breakdown of the assets included in blockchain infrastructure along with the related estimated useful life for each asset. Please revise your disclosures as necessary to describe the significant components of such asset. Also, ensure that your response specifically addresses miners or clarify how miners are reflected in your financial statements.

Exhibits

39.   Please file all material contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-K such as:
   • Greenidge's agreement with Empire Pipeline Inc.;
   • Greenidge's agreements to purchase miner equipment; and
   • Greenidge's equipment finance agreements to finance miner equipment purchases.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey, Senior Staff Accountant, at 202-551-3303 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christopher M. Zochowski, Esq.